Financial Institution Bond for Investment Companies

Binder Letter

Contact Information
To:	Phone:
John Byun
Producer:	Email Address:
ALLIANT INSURANCE SERVICES INC	john.byun@alliant.com
Licensed Producer Contact:	Date:
John Byun	April 3, 2026
Account Information

Applicant Name:

Applicant Address:

VICTORY PORTFOLIOS IV & VICTORY VARIABLE INSURANCE FUNDS II

15935 LA CANTERA PKWY

SAN ANTONIO, TX 78256

Policy Information

Type of submission: Renewal

Product: Financial Institution Bond for Investment Companies

Policy Form: PF-52903 (08/21)

Issuing Company: Federal Insurance Company

Paper Type: Admitted

Policy Period: April 1, 2026 to April 1, 2027

Policy Number: J06874101

Cover Letter

Dear John,

Please review this binder for accuracy and contact CHUBB prior to the effective date of policy coverage in the event of any inaccuracies to this binder. If CHUBB does not hear from you prior to the effective date, it will be assumed that this binder has been accepted as an accurate description of our agreed upon terms of coverage.

Sincerely,

Harrison Edwards Kanak

(213)220-5071 Harrison.EdwardsKanak@Chubb.com

Payment Plan Option

Agency Bill

Pre-Paid* (100% in 1 payment)

Subjectivities

CHUBB hereby binds the coverage described below. However, any obligations the Insurer may have under this binder are conditioned upon each of the following conditions having first been met.

∙There are no subjectivities for the US policy.

Premium Summary

Aggregate Limit of Liability	Not Applicable
Premium
Policy Premium	$22,500.00
Taxes, Assessment and Surcharges
Total Taxes/Assessments/ Surcharges	$0.00
Total Quoted Premium	$22,500.00
Commission	12.50%

Insuring Clauses

		Single Loss Limit	Deductible
Check if Included	Insuring Clause	of Liability	Amount
	Employee	$10,000,000	$0
	On Premises	$10,000,000	$25,000
	In Transit	$10,000,000	$25,000
	Forgery or Alteration	$10,000,000	$25,000
	Extended Forgery	$10,000,000	$25,000
	Counterfeit Money	$10,000,000	$25,000
	Computer System Fraud	$10,000,000	$25,000
	Claims Expense	$250,000	$10,000
	Audit Expense	$250,000	$10,000
	Uncollectible Items of Deposit	$300,000	$25,000
	Voice Initiated Funds Transfer Instruction	$10,000,000	$25,000
	Stop Payment Order	$250,000	$10,000
	Unauthorized Signature	$100,000	$10,000
	Fraudulent Transfer Instruction	$10,000,000	$25,000

The following Endorsement(s) will be added to the basic contract(s)

The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.

Title	Form Number

TEXAS AMENDATORY ENDORSEMENT	PF-56005 (08/21)
FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT	PF-52913 (08/21)
SCHEDULE OF OTHER ASSUREDS ENDORSEMENT	PF-52916 (08/21)
Name of Other Assureds:
Victory Portfolios IV
Victory Variable Insurance Funds II
Pioneer ILS Interval Fund
Pioneer Municipal High Income Advantage Fund, Inc.
Pioneer Municipal High Income Fund, Inc.
Pioneer Municipal High Income Opportunities Fund, Inc.
Pioneer Diversified High Income Fund, Inc.
Pioneer High Income Fund, Inc.
Pioneer Floating Rate Fund, Inc.
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT	PF-52917 (08/21)
UNAUTHORIZED SIGNATURE ENDORSEMENT	PF-52918 (08/21)

The following Basic Contract(s) are applicable for this binder

Title	Form Number

Financial Institution Bond For Investment Companies	PF-52903(08/21)

The following Notice(s) will be added to the basic contract(s)

Title	Form Number

Important Notice	14-02-12160 (08/19)
Notice of Loss Control Services Texas	14-02-23032 (05/18)
Chubb Producer Compensation Practices and Policies	ALL-20887a (09/19)
Trade or Economic Sanctions Notice	ALL-21101 (09/19)
Social Engineering Tips	ALL-317454 (03/21)
Texas Notice - Information and Complaints	ALL-4Y30i (11/23)
U.S. Treasury Departments Office of Foreign Assets Control - OFAC - Advisory Notice	PF-17914a (04/16)
to Policyholders
Notice to Policyholders - Questions About Your Insurance	PF-17993a (04/20)

Conditions of this Binder

This Binder is valid for 30 days from the Policy Period inception date.

Please read this Binder carefully, as the limits, coverage and other terms and conditions may vary significantly from those requested in your submission and/or from the expiring policy. Terms and conditions that are not specifically mentioned in this Binder are not included. The terms and conditions of this Binder supersede the submitted insurance specifications and all prior quotes and binders. Actual coverage will be provided by and in accordance with the policy as issued.

The insurer is not bound by any statements made in the submission purporting to bind the insurer unless such statement is reflected in the policy or in an agreement signed by someone authorized to bind the insurer.

When signed by the Insurer, the coverage described above is in effect from 12:01 AM (local time at the address shown above) of the Policy Period inception date listed above to 12:01 AM (local time at the address shown above) of the Policy Period expiration date listed above pursuant to the terms, conditions and exclusions of the policy form listed above and any policy endorsements described above. Unless otherwise indicated, this Binder may be cancelled by the Insured, or by the Producer on behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when such cancellation shall be effective. Unless otherwise indicated, this Binder may be cancelled by the Insurer prior to the Policy Period inception date by sending written notice to the Insured at the address shown above stating when such cancellation shall be effective. Unless otherwise indicated, this Binder may be cancelled by the Insurer on or after the Policy Period inception date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. If cancellation of the Binder, by or on behalf of either the Insured or the Insurer, is effective after the Policy Period inception date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Issuance by the Insurer and acceptance by or on behalf of the Insured of the policy shall render this Binder void except as indicated below.

Conditions precedent to coverage afforded by this Binder are: (1) receipt, review and acceptance of the information required herein within the stated timeframe; and (2) that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Policy Period inception date. If such required information is not received, reviewed and accepted within the stated timeframe, or such material change in the risk is discovered or submission of a claim or circumstance is made, then the proposed insurance coverage will be void ab initio (“from the beginning”). The underwriter, at its sole discretion, may also modify the terms and conditions of the policy, and/or cancel coverage, pursuant to the terms of the policy.

The Cornerstone Name and Logo is a designation that Chubb gives to those insurance agents with whom Chubb has established a mutually beneficial business relationship. The designation will be used in correspondence and advertising that is directed at Customers of Cornerstone agents, including quote letters, product advertising and related materials.

Note: If the Insuring Company noted above is Chubb Custom Insurance Company, Westchester Surplus Lines Insurance Company, Executive Risk Indemnity Inc. (in Connecticut only) or Illinois Union Insurance Company, then this insurance is issued pursuant to the state Surplus Lines laws that the Insured is domiciled. Persons insured by Surplus Lines carriers do not have the protection of the above captioned state’s Guaranty Act to the extent of any right of recovery for the obligation of an insolvent unlicensed insurer.

Any applicable taxes, surcharges or countersignature fees, etc., are in addition to the above bound figures. Your office is responsible for making State Surplus Lines Filings and complying with all applicable laws. Premium Surcharge Notice is attached, if applicable.

Sincerely,

Harrison Edwards Kanak

(213)220-5071 Harrison.EdwardsKanak@Chubb.com

PREMIUM BILL

Date:

Insured: VICTORY PORTFOLIOS IV & VICTORY VARIABLE

INSURANCE FUNDS II

Producer: ALLIANT INSURANCE SERVICES INC 18100 VON KARMAN AVE 10FL IRVINE, CA 92612

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06874101

Policy Period: 04-01-2026 to 04-01-2027

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06874101

Product	Effective Date	Premium

Financial Institution Bond for Investment	04-01-2026	$22,500.00
Companies

TOTAL POLICY PREMIUM		$22,500.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)	Page 1 of 1

Notice of Loss Control Services Texas

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Errors and Omissions Liability Loss Prevention Services

•Miscellaneous Professional Liability

What is E&O Liability Insurance Booklet? -#14-01-0157

--------------------

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23032 (05/2018)	Page 1 of 1

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic

Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

IMPORTANT NOTICE TO

POLICYHOLDERS

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1.Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2.Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.

3.Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1.Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	Page 1 of 1

Texas Notice

Information and Complaints

Have a complaint or need help?

If you have a problem with a claim or your premium, call your insurance company or HMO first. If you can't work out the issue, the Texas Department of Insurance may be able to help.

Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company or HMO. If you don't, you may lose your right to appeal.

Chubb

To get information or file a complaint with your insurance company or HMO:

Call: Chubb at 1-800-352-4462

Email: ChubbUSCustomerServices@chubb.com

Mail: Chubb Customer Services, PO Box 1000, Philadelphia, PA 19106-3703

The Texas Department of Insurance

To get help with an insurance question or file a complaint with the state:

Call with a question: 1-800-252-3439

File a complaint: www.tdi.texas.gov

Email: ConsumerProtection@tdi.texas.gov

Mail: Consumer Protection, MC: CO-CP, Texas Department of Insurance,

P.O. Box 12030, Austin, TX 78711-2030

¿Tiene una queja o necesita ayuda?

Si tiene un problema con una reclamación o con su prima de seguro, llame primero a su compañía de seguros o HMO. Si no puede resolver el problema, es posible que el Departamento de Seguros de Texas (Texas Department of Insurance, por su nombre en inglés) pueda ayudar.

Aun si usted presenta una queja ante el Departamento de Seguros de Texas, también debe presentar una queja a través del proceso de quejas o de apelaciones de su compañía de seguros o HMO. Si no lo hace, podría perder su derecho para apelar.

Chubb

Para obtener información o para presentar una queja ante su compañía de seguros o HMO:

Llame a: Chubb al 1-800-352-4462

Correo electrónico: ChubbUSCustomerServices@chubb.com

Dirección postal: Chubb Customer Services, PO Box 1000, Philadelphia, PA 19106-3703

El Departamento de Seguros de Texas

Para obtener ayuda con una pregunta relacionada con los seguros o para presentar una queja ante el estado: Llame con sus preguntas al: 1-800-252-3439

Presente una queja en: www.tdi.texas.gov

Correo electrónico: ConsumerProtection@tdi.texas.gov

Dirección postal: Consumer Protection, MC: CO-CP, Texas Department of Insurance, P.O. Box 12030, Austin, TX 78711-2030

ALL-4Y30i (11/23)	Page 1 of 1

U.S. Treasury Department’s Office

Of Foreign Assets Control (“OFAC”)

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

●Foreign agents;

●Front organizations;

●Terrorists;

●Terrorist organizations; and

●Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department 436 Walnut Street

PO Box 1000

Philadelphia, PA 19106-3703 1-800-352-4462

PF-17993a (04/20)	Page 1 of 1

Financial Institution Bond

For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.INSURING CLAUSES

1.Employee

Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.

2.On Premises

Loss of Property resulting directly from:

a.robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.

3.In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a.an armored motor vehicle, including loading and unloading thereof;

b.the custody of a natural person acting as a messenger of the Assured; or

c.the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)Written records;

(2)Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a.transferred, paid, or delivered any Property; or

b.established any credit or given any value,

in reliance on any Written and Original:

PF-52903 (08/21)	Page 1 of 17

Financial Institution Bond

For Investment Companies

(1)Negotiable Instrument (other than an Evidence of Debt);

(2)Acceptance;

(3)Withdrawal Order or receipt for the withdrawal of Property;

(4)Certificate of Deposit;

(5)Letter of Credit; or

(6)instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

i.bears a Forgery; or

ii.is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a.acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1)Certificated Security;

(2)deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3)Evidence of Debt; or

(4)Instruction,

which

i.bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii.is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii.is lost or stolen;

b. guaranteed in writing or witnessed any signature on any:

(1)transfer;

(2)assignment;

(3)bill of sale;

(4)power of attorney; or

(5)endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

PF-52903 (08/21)	Page 2 of 17

Financial Institution Bond

For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6.Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7.Computer System Fraud

Loss resulting directly from the:

a.withdrawal, transfer, payment, or delivery of Property; or

b.creation, deletion, debiting, or crediting of an account of the Assured or Customer, which results directly from a Network Intrusion.

8.Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9.Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.

10.Uncollectible Items Of Deposit

Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.redemptions or withdrawals to be permitted;

b.shares to be issued; or

c.dividends to be paid,

from an account of an Assured.

As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.

11.Voice Initiated Funds Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:

a.the Customer;

b.an Employee acting on instructions of such Customer; or

PF-52903 (08/21)	Page 3 of 17

Financial Institution Bond

For Investment Companies

c.a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.GENERAL AGREEMENTS

1.Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.the creation of a new Investment Company; or

b.an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

3.Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

PF-52903 (08/21)	Page 4 of 17

Financial Institution Bond

For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

4.Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented. Assured means:

(1)the Investment Company listed under Name of Assured in the Declarations (the “first named Assured”); or

(2)any other Investment Company listed in the Application.

Assured does not include any entity or organization that is not an Investment Company.

Assured’s Network means:

(1)the Assured’s Computer System; or

(2)an Electronic Communication System.

Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)represented by an instrument issued in bearer or registered form;

(2)of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

PF-52903 (08/21)	Page 5 of 17

Financial Institution Bond

For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an Assured to maintain possession and control of its assets.

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction.

Customer Communication System means an:

(1)online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or

(2)electronic mailing system hosted by the Assured or by a third party cloud service provider. Director means any natural person duly elected or appointed:

(1)as an officer of the Assured;

(2)to the Assured’s board of directors; or

(3)as a trustee of the Assured.

Electronic Communication System means:

(1)Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)Customer Communication System; or

(3)any communication system similar to those set forth in (1) and (2) of this definition in which the Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the Assured’s Computer System.

Employee means any natural person:

(1)while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2)Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;

(3)intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

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(4)provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;

(5)employee of the Assured’s contracted:

a.investment advisor;

b.underwriter (distributor);

c.transfer agent;

d.shareholder accounting record-keeper; or

e.fund administrator,

while performing acts for the Assured in the capacity of an Employee;

(6)attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7)Processor, but only while such Processor is performing services and not:

a.creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or

b.acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1)any employee of a fund administrator for any employee benefit plan; or

(2)any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

a.not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Assured or of the investment advisor or underwriter (distributor) of such Assured; or

b.a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.

Forgery means:

(1)affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

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(1)a description of the issue of which the Uncertificated Security is a part;

(2)the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1)signed by the maker or drawer;

(2)containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)payable on demand or at a definite time; and

(4)payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1)unauthorized access; or

(2)entry of an unauthorized application or software program,

into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data or Cryptocurrency.

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Securities means either Certificated Securities or Uncertificated Securities.

Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:

(1)any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2)any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3)all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4)any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2)of a type commonly dealt in on securities exchanges or markets; and

(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

(1)made over a telecommunications device; and

(2)directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV. EXCLUSIONS

1.General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

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d.damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.all costs, fees and expenses incurred by the Assured:

(1)in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2)as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.any violation by the Assured or by any Employee:

(1)of any law regulating:

i.the issuance, purchase or sale of securities;

ii.securities transactions on security or commodity exchanges or the over the counter market;

iii.investment companies; or

iv.investment advisors; or

(2)of any rule or regulation made pursuant to any such law;

h.the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i.fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j.liability resulting from disclosure of or acting on material nonpublic information;

k.liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l.the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;

m.any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;

n.a threat or series of threats to:

(1)gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or

(2)modify, damage, destroy, delete, or corrupt any application or software program within the Assured’s Computer System;

o.costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

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p.costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;

q.costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r.Cryptocurrency.

2.Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1 This Bond does not cover loss resulting directly or indirectly from:

a.the acts of an Employee, except for loss covered under:

(1)Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2)Insuring Clause 11;

b.the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;

c.payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.any Uncertificated Security, except for loss covered under Insuring Clause 7;

e.the loss of Property while:

(1)in the mail;

(2)in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3)located on the premises of an armored motor vehicle operator;

f.damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g.the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i.the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;

k.the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l.the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

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3.Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5 This Bond does not cover loss resulting directly or indirectly from:

a.the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.any Forgery or any alteration, except for loss covered under Insuring Clause 7; or

c.any counterfeit, except for loss covered under Insuring Clause 6.

4.Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.any transfer, payment, or delivery of Money or Securities:

(1)authorized by an Employee; or

(2)arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b.forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

c.any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d.mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e.entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or

f.entries or changes made at an Electronic Funds Transfer System or a Customer Communication System by a:

(1)Customer; or

(2)natural person with authorized access to the Customer’s authentication credentials or mechanism.

5.Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:

(1)Customer; or

(2)natural person with authorized access to the Customer’s verification credentials or mechanism.

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V.CONDITIONS AND LIMITATIONS

1.Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or

aCounterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2.Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.

3.Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4.Cooperation Of Assured

At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:

a.submit to examination by the Company and subscribe to the same under oath;

b.produce for the Company’s examination all pertinent records; and

c.cooperate with the Company in all matters pertaining to the loss.

The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.Covered Property

This Bond shall apply to loss of Property:

a.owned by the Assured;

b.held by the Assured in any capacity; or

c.for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6.Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

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7.Discovery

This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:

a.facts which may subsequently result in a loss of a type covered by this Bond; or

b.an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8.Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a.the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b.if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c.the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.

9.Notice To Company – Proof – Legal Proceedings Against Company

a.The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b.The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six

(6)months after such discovery.

c.Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f.All such notices shall be given in writing to one of the following addresses:

(1)ChubbClaimsFirstNotice@chubb.com; or

(2)Attn: Chubb Claims Department Chubb

P.O. Box 5122 Scranton, PA 18505

g.All other notices to the Company under this Bond shall be given in writing to the following address:

(1)NA.FinancialLines@chubb.com; or

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(2)Attn: Chubb Underwriting Department Chubb

202B Hall’s Mill Road Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10.Other Insurance

a.Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1)the Assured;

(2)a Transportation Company; or

(3)another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b.Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

a.for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b.for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12.Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

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Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a.first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b.second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;

c.third, to the Assured in satisfaction of the applicable Deductible Amount; and

d.fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13.Termination

a.If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b.If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c.If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:

i.shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and

ii.within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d.This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.

14.Valuation

a.Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b.Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c.Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

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d.Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI. COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

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TEXAS AMENDATORY ENDORSEMENT

Named Assured				Endorsement Number
VICTORY PORTFOLIOS IV & VICTORY VARIABLE INSURANCE FUNDS II
Bond Number	Bond Period	to	04-01-2027	Effective Date of Endorsement
J06874101	04-01-2026			April 1, 2026

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended as follows: Section V. CONDITIONS AND LIMITATIONS is amended as follows:

(1)Paragraph a. of Subsection 4. Cooperation of Assured, is amended by adding the following to the end thereof:

provided that a parent or guardian may be present for any examination of a minor;

(2)Paragraph a. of Subsection 9. Notice to Company – Proof – Legal Proceedings Against Company is amended by deleting “sixty (60)” and replacing it with “ninety (90)”

(3)Paragraph d. of Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by deleting the phrase “twenty-four (24) months and replacing it with the phrase “two (2) years and one (1) day”.

(4)Paragraph 13. Termination is amended by adding the following to the end thereof:

This Bond shall not be cancelled or non-renewed based solely on the fact that the policyholder is an elected official.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of Texas.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-56005 (08/21)	Page 1 of 1

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured			Endorsement Number
VICTORY PORTFOLIOS IV & VICTORY VARIABLE INSURANCE FUNDS II
Bond Number	Bond Period	to 04-01-2027	Effective Date of Endorsement
J06874101	04-01-2026		April 1, 2026

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1)Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$10,000,000	$25,000

(2)The following Insuring Clause is added: 14. Fraudulent Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:

a.the Customer;

b.an Employee acting on instructions of such Customer; or

c.a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.sender of the Transfer Instruction must have authenticated such Transfer Instruction with the Customer’s authentication credentials or mechanism;

ii.Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.

(3)The Definition of Customer is deleted and replaced with the following:

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

PF-52913 (08/21)	Page 1 of 2

(4)The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

a.transmitted to the Assured via:

i.any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

ii.telex, or Telefacsimile instruction; or

iii.automated telephone system; and

b.received by an Employee specifically authorized by the Assured to receive and act upon such instructions.

Verification means an Employee:

a.attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b.contemporaneously documented the use of the Customer’s authentication credentials or mechanism.

(5)Exclusion 2.a. is deleted and replaced with the following:

a.the acts of an Employee, except for loss covered under:

i.Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

ii.Insuring Clause 11 or 14;

(6)The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:

a.Customer; or

b.natural person with authorized access to the Customer’s authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52913 (08/21)	Page 2 of 2

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
VICTORY PORTFOLIOS IV & VICTORY VARIABLE INSURANCE FUNDS II
Bond Number	Bond Period	to	04-01-2027	Effective Date of Endorsement
J06874101	04-01-2026			04-01-2026

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)Schedule of Other Assureds: Victory Portfolios IV

Victory Variable Insurance Funds II Pioneer ILS Interval Fund

Pioneer Municipal High Income Advantage Fund, Inc. Pioneer Municipal High Income Fund, Inc.

Pioneer Municipal High Income Opportunities Fund, Inc. Pioneer Diversified High Income Fund, Inc.

Pioneer High Income Fund, Inc. Pioneer Floating Rate Fund, Inc.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (08/21)	Page 1 of 1

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured				Endorsement Number
VICTORY PORTFOLIOS IV & VICTORY VARIABLE INSURANCE FUNDS II
Bond Number	Bond Period	to	04-01-2027	Effective Date of Endorsement
J06874101	04-01-2026			April 1, 2026

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$250,000	$10,000

(2)The following Insuring Clause is added: Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a.complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b.refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3)The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a.libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b.sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c.discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52917 (08/21)	Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured				Endorsement Number
VICTORY PORTFOLIOS IV & VICTORY VARIABLE INSURANCE FUNDS II
Bond Number	Bond Period	to	04-01-2027	Effective Date of Endorsement
J06874101	04-01-2026			04-01-2026

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$100,000	$10,000

(2)The following Insuring Clause is added: Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52918 (08/21)	Page 1 of 1

Binder

04/01/2026

John Byun

Alliant Insurance Services Inc.

18100 Von Karman Avenue, 10th Floor

Irvine, CA 92612

Dear John,

In accordance with your instructions and reliance upon statements made in the information provided to the Underwriter, we are pleased to provide the following binder for the Policyholder referenced below on behalf of Fidelity and Deposit Company of Maryland.

1.	Underwriter:	Fidelity and Deposit Company of Maryland
2.	Policyholder:	Victory Portfolios IV & Victory Variable
Insurance Funds II
3.	Insured Address:	15935 La Cantera Pkwy
San Antonio, TX 78256

4.	Policy Form:	U-CRXS-100-A CW (05/16)
5.	Policy Period:	04/01/2026 - 04/01/2027
6.	Policy Number:	FIB-0959329-01

If you want to learn more about the compensation Zurich pays agents and brokers visit:  http://www.zurichnaproducercompensation.com  or call the following toll-free number: (866) 903-1192. This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

#INTERNAL USE ONLY

Binder

Re: Victory Portfolios IV

Coverage: Excess Crime Policy

Option: 1

Coverage Type:

Limit:

Part Of:

Excess Of:

Underlying Insurance

Federal Insurance

Company

Policy Premium:

Terrorism Premium:

Taxes & Surcharges:

Discovery
$10,000,000
$10,000,000
$10,000,000
Policy Type	Limit	Deductible	Attachment	Premium
FI Bond for Investment	$10,000,000	Various	N/A	$22,500
Companies

$12,500

N/A

N/A

Total Due:	$12,500

7.Premium Note for all Options:

•The Premium for each option is the annual installment premium of a one (1) year policy.

•Taxes and Surcharge(s), if applicable, are in addition to the Premium shown.

•Full payment must be received within 30 days of binding.

8.Commission:12.50%

9.Terms and Conditions:

• Refer to the attached Schedule of Forms and Endorsements

#INTERNAL USE ONLY

Binder

Re: Victory Portfolios IV

Coverage: Excess Crime Policy

10.Subject To: This Binder is subject to the Underwriter's receipt, review and acceptance of the following information within thirty (30) days of the effective date of this Binder:

-N/A

11.	Binder Expiration Date:	policy issuance

This Binder confirms that the above limits and coverages have been mutually agreed to by the insured and the insurance carrier. It further confirms that any other options that may have been offered in the proposal have been declined by the insured.

We trust you will find everything to be in order and issued according to the binding instructions. If you have any questions plea se do not hesitate to contact me.

Chris Yodice

Underwriter  chris.yodice@zurichna.com  516-514-2278

Attachments:

•Schedule of Forms and Endorsements

#INTERNAL USE ONLY

Binder Forms and Endorsement Schedule Re:

Victory Portfolios IV

Coverage: Excess Crime Policy Page 4

The following schedule contains a general description of the coverages provided. For a detailed description of the terms conditions, exclusions and limitations of this insurance you must refer to the applicable policy forms endorsements identified.

A specimen copy of the policy is available upon request.

Policy Forms:

Endorsements:

Title *	Form Number
Excess Select Crime Insurance Policy	U-CRXS-100-A CW (05/16)

Excess Select Crime Insurance Policy Declarations	U-CRXS-D-100-A CW (05/16)
Notice of Disclosure for Agent & Broker Compensation-Instructions	U-GU-873-A CW (06/11)

Notice of Disclosure for Agent & Broker Compensation	U-GU-874-A CW (06/11)

Important Notice -In Witness Clause	U-GU-319-F CW (01/09)
Sanctions Exclusion Endorsement	U-GU-1191-A-CW (03/15)

Forms and Endorsement Schedule	U-CRXS-129-A CW (05/16)
Texas Amendatory Endorsement	U-CRXS-173-A TX (06/16)

Manuscript:

*The titles of the endorsements are provided for convenience only. Coverage provided pursuant to these endorsements shall be interpreted and applied without regard to such titles.

#INTERNAL USE ONLY

AMENDED AND RESTATED JOINT INSURED FIDELITY BOND AGREEMENT

AMENDED AND RESTATED JOINT INSURED FIDELITY BOND AGREEMENT (“Agreement”), dated as of April 1, 2026, by and among each registered investment company listed on Schedule A attached hereto (each, a “Company” and together, the “Companies”), each on behalf of itself and each of its series, if any, designated beneath its name on Schedule A attached hereto (each, a “Fund” and together, the “Funds”), as the same may be amended from time to time, which amends and restates that certain Joint Insured Fidelity Bond Agreement dated as of March 24, 2025 (the “Original Agreement”).

WHEREAS, each Company is a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 17g-1 under the 1940 Act requires each Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees;

WHEREAS, Rule 17g-1 authorizes the Funds to secure a joint insured bond (the “Bond”) naming each Fund as insureds;

WHEREAS, Rule 17g-1 also requires that each investment company named as an insured in a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective amounts to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by the Funds;

WHEREAS, the members of the Board of Trustees (or directors, as applicable) (the “Board”) of each Company, on behalf of its respective Funds (including a majority of the Board members who are not “interested persons” of such Company as defined by Section 2(a)(19) of the 1940 Act), have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of the Bond;

WHEREAS, each Fund has determined that the allocation of the proceeds payable under the Bond as set forth herein, which takes into account the minimum amount of coverage required for each Fund by Rule 17g-1(d)(1) of the 1940 Act, is equitable;

WHEREAS, this Agreement amends and restates the Original Agreement in its entirety. From and after the date hereof, this Agreement shall supersede the Original Agreement; provided, that the rights and obligations of the parties arising prior to the date hereof shall not be impaired or affected hereby. The Original Agreement shall remain in full force and effect with respect to the parties thereto for all periods prior to the date hereof;

Notwithstanding anything to the contrary herein, any Fund that was not a party to the Original Agreement shall have no rights or obligations with respect to any period prior to the date hereof, and no allocation of premiums, proceeds or other amounts for any period prior to the date hereof shall be adjusted as a result of its inclusion.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

4901-6701-8141

1.Joint Bond. The Funds shall maintain in effect the Bond from a reputable fidelity insurance company, authorized to do business in the place where the Bond is issued, insuring each Fund against larceny and embezzlement, and covering each Company’s respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to a Fund’s securities or other assets (subject to the terms of the Bond). The Bond shall name each Fund as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.Amount. The amount of the Bond shall be at least the minimum amount required by Rule 17g-1(d).

3.Ratable Allocation of Premiums. The Funds shall divide the initial premium and any additional premiums that may become due under the Bond among them based upon the cost a Fund would be required to pay had it maintained a single insured bond.

4.Ratable Allocation of Proceeds.

(a)If more than one Fund sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such Fund shall receive that portion of the recovery that is sufficient in amount to indemnify that Fund in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Funds sustaining a single loss.

(b)If the recovery is inadequate to fully indemnify all Funds sustaining a single loss, the recovery shall be allocated among such Funds as follows:

(i)Each Fund, to the extent it sustains a loss, shall be allocated an amount equal to the lesser of its actual loss or the amount it would have received had it provided and maintained a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)The remainder, if any, shall be allocated among the Funds based upon their relative net assets at the time of the loss (provided that, if such allocation would result in any Fund receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess among such Funds shall be reallocated among the remaining Funds not fully indemnified as a result of the foregoing allocations, in proportion to the allocation percentages set forth in this sub-provision).

5.Claims and Settlements. Each Fund shall, within five days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim. Each Fund shall provide the other Funds with written notice of the terms of settlement of any claim within five days. The officers of each Fund designated as responsible for filing notices required by Rule 17g-1(g) shall give and receive any notices required hereby with respect to such Fund.

4901-6701-8141

6.Modifications and Amendments. Any Fund may increase the amount of the Bond. Such Fund must give written notice thereof to the other Funds covered by this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If, pursuant to Rule 17g- 1, any Fund shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other Funds covered by this Agreement and indicate the nature of the modification that it believes to be appropriate. If, within 45 days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate (except with respect to losses occurring prior to such termination). Any Fund may withdraw from this Agreement at any time and cease to be covered by this Agreement (except with respect to losses occurring prior to such withdrawal) by giving not less than 45 days prior written notice to the other Funds covered by this Agreement of such withdrawal. Upon withdrawal, a withdrawing Fund shall be entitled to receive such portion of any premium rebated by the fidelity company with respect to such withdrawal. Upon termination of the Bond, each insured shall receive any premium rebated by the fidelity company with respect to such termination in proportion to the premium paid by such insured, less any premium previously refunded with respect to such insured.

7.Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

8.No Assignment. This Agreement is not assignable.

9.Notices. All notices and other communications hereunder shall be addressed to the appropriate Company at: 15935 La Cantera Pkwy, San Antonio, TX 78256.

10.Counterparts. This Agreement may be executed in two or more parts that together shall constitute a single Agreement.

[Signature Page Follows]

4901-6701-8141

IN WITNESS WHEREOF, each of the Companies hereto has duly executed this Agreement as of the day and year first above written.

VICTORY PORTFOLIOS IV,

on behalf of each of its series listed on Schedule A, individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

VICTORY VARIABLE INSURANCE FUNDS

II, on behalf of each of its series listed on

Schedule A, individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

VICTORY PIONEER ILS INTERVAL FUND, individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

PIONEER DIVERSIFIED HIGH INCOME

FUND, INC., individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

4901-6701-8141

PIONEER FLOATING RATE FUND, INC., individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

PIONEER HIGH INCOME FUND, INC., individually and not jointly

By: /s/ Thomas Dusenbery

Name: Thomas Dusenberry

Title: President

PIONEER MUNICIPAL HIGH INCOME

FUND, INC., individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

PIONEER MUNICIPAL HIGH INCOME ADVANTAGE FUND, INC., individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

PIONEER MUNICIPAL HIGH INCOME OPPORTUNITIES FUND, INC., individually and not jointly

By: /s/ Thomas Dusenberry

Name: Thomas Dusenberry

Title: President

4901-6701-8141

SCHEDULE A

Victory Portfolios IV

1.Victory AMT-Free Municipal Fund

2.Victory Pioneer Balanced Fund

3.Victory Pioneer Bond Fund

4.Victory Pioneer CAT Bond Fund

5.Victory Pioneer Core Equity Fund

6.Victory Pioneer Active Credit Fund

7.Victory Pioneer Disciplined Growth Fund

8.Victory Pioneer Disciplined Value Fund

9.Victory Pioneer Equity Income Fund

10.Victory Pioneer Equity Premium Income Fund

11.Victory Pioneer Floating Rate Fund

12.Victory Pioneer Fund

13.Victory Pioneer Fundamental Growth Fund

14.Victory Pioneer Global Equity Fund

15.Victory Pioneer Global Growth Fund

16.Victory Pioneer Global Value Fund

17.Victory High Income Municipal Fund

18.Victory Pioneer High Yield Fund

19.Victory Pioneer International Equity Fund

20.Victory Pioneer Intrinsic Value Fund

21.Victory Pioneer Mid Cap Value Fund

22.Victory Pioneer Multi-Asset Income Fund

23.Victory Pioneer Multi-Asset Ultrashort Income Fund

24.Victory Pioneer Securitized Income Fund

25.Victory Pioneer Select Mid Cap Growth Fund

26.Victory Pioneer Short Term Income Fund

27.Victory Pioneer Solutions - Balanced Fund

28.Victory Pioneer Strategic Income Fund

29.Victory Pioneer U.S. Government Money Market Fund

Victory Variable Insurance Funds II

1.Victory Pioneer Bond VCT Portfolio

2.Victory Pioneer Equity Income VCT Portfolio

3.Victory Pioneer Fund VCT Portfolio

4.Victory Pioneer High Yield VCT Portfolio

5.Victory Pioneer Mid Cap Value VCT Portfolio

6.Victory Pioneer Select Mid Cap Growth VCT Portfolio

7.Victory Pioneer Strategic Income VCT Portfolio

Victory Pioneer ILS Interval Fund

4901-6701-8141

Pioneer Diversified High Income Fund, Inc. Pioneer Floating Rate Fund, Inc.

Pioneer High Income Fund, Inc.

Pioneer Municipal High Income Fund, Inc.

Pioneer Municipal High Income Advantage Fund, Inc. Pioneer Municipal High Income Opportunities Fund, Inc.

Dated as April 1, 2026

4901-6701-8141

VICTORY PORTFOLIOS IV

VICTORY VARIABLE INSURANCE FUNDS II

VICTORY PIONEER ILS INTERVAL FUND

PIONEER CLOSED-END FUNDS1

Pursuant to Article IV, Section 4.04 of the Second Amended and Restated Trust Instrument of each of Victory Portfolios IV (“VP IV”) and Victory Variable Insurance Funds II (“VVIF II”), each dated March 24, 2025, and Article IV, Section 4.8 of the Amended and Restated Agreement and Declaration of Trust, as amended and restated as of January 12, 2016, of Victory Pioneer ILS Interval Fund (“ILS”), the undersigned Trustees of each of VP IV, VVIF II and ILS, and pursuant to Article III, Section 11 of the Bylaws of each of the Pioneer Closed-End Funds, the undersigned Directors of each of the Pioneer Closed-End Funds, do hereby consent to and adopt the following resolutions with the same force and effect as if presented to and adopted at a meeting of the Board of Trustees of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds (collectively, the “Board”):

Joint Fidelity Bond

WHEREAS, the joint fidelity bond for the period ending April 1, 2027 (the “Joint Bond”) will cover, among other things, officers and employees of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Board, in considering the Joint Bond, in substantially the form described herein, has given due consideration to, among other things: (i) the value of the aggregate assets of VP IV, VVIF II, ILS and Pioneer Closed-End Funds to which any person covered under the Joint Bond may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of the assets of VP IV, VVIF II, ILS and Pioneer Closed-End Funds; (iii) the fact that there are no other parties named as insured parties under the Joint Bond; (iv) the fact that each of VP IV, VVIF II, ILS and Pioneer Closed- End Funds is a registered investment company; (v) the amount of the premium of the Joint Bond; and (vi) the extent to which the share of the premium allocated to each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds under the Joint Bond is less than the premium each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds would pay had it maintained a single bond;

WHEREAS, each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds has entered into a joint insured fidelity bond agreement in order to meet the requirements of Rule 17g-1 under the 1940 Act; and

WHEREAS, management has represented to the Board that the Joint Bond will comply with the provisions of Rule 17g-1 under the 1940 Act;

1Pioneer Municipal High Income Opportunities Fund, Inc.; Pioneer Floating Rate Fund, Inc.; Pioneer High Income Fund Inc.; Pioneer Municipal High Income Advantage Fund, Inc.; Victory Diversified High Income Fund, Inc. and Pioneer Municipal High Income Fund, Inc. References to Trustees and Independent Trustees of the Pioneer Funds include the Directors and Independent Directors of the listed closed-end Pioneer Funds that are organized as Maryland corporations.

NOW, THEREFORE, IT IS

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Joint Bond, in substantially the form described herein;

RESOLVED, that the Board hereby authorizes and empowers the officers of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds to pay, on behalf of each of each such entity, the portion of the premium of the Joint Bond allocated to each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds by agreement between them;

RESOLVED, that the Board hereby instructs the Secretary of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds, or his delegate, to make all filings and give all notices required by Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby authorizes, empowers and directs the appropriate officers of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds to increase or decrease the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts.

Joint Directors and Officers Professional Liability Insurance

WHEREAS, the Board, including a majority of the Independent Trustees, has determined that, in view of the relevant facts, participation by VP IV, VVIF II, ILS and Pioneer Closed-End Funds in the Mutual Fund/Directors and Officers Professional Liability insurance program issued by the following insurance companies, each commencing April 1, 2026 and continuing through April 1, 2027, is in the best interest of VP IV, VVIF II, ILS, and Pioneer Closed-End Funds:

1.Zurich (the “Zurich Policy”)

2.AXA (the “AXA Policy”)

3.Hartford (the “Hartford Policy”)

4.AIG (the “AIG Policy”)

5.Allianz (the “Allianz Policy”)

6.Berkshire Hathaway (the “Berkshire Hathaway Policy”)

WHEREAS, the Board, including a majority of the Independent Trustees, has determined that the proposed premium allocated to each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds is fair and reasonable based upon each such entity’s proportionate share of the aggregate premiums that would have been paid if the insurance coverage under the Zurich Policy, the AXA Policy, the Hartford Policy, the AIG Policy, the Allianz Policy, and the Berkshire Hathaway Policy had been purchased separately by each such entity; and

WHEREAS, management has represented to the Board that the Zurich Policy, the AXA Policy, the Hartford Policy, the AIG Policy, the Allianz Policy, and the Berkshire Hathaway Policy each comply with the provisions of Rule 17d-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the insurance policies jointly covering each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds, and the Trustees and officers generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Zurich Policy, with a limit of $10,000,000, covering VP IV, VVIF II, ILS and Pioneer Closed-End Funds and the Trustees and officers generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the AXA Policy, with a limit of $10,000,000 (in excess of $10,000,000 of coverage) covering VP IV, VVIF II, ILS and Pioneer Closed-End Funds and the Trustees and officers generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Hartford Policy, with a limit of $10,000,000 (in excess of $20,000,000 of coverage) covering VP IV, VVIF II, ILS and Pioneer Closed-End Funds and the Trustees and officers generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the AIG Policy, with a limit of $10,000,000 (in excess of $30,000,000 of coverage) covering VP IV, VVIF II, ILS and Pioneer Closed-End Funds and the Trustees and officers generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein; and

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Allianz Policy, with a limit of $10,000,000 (in excess of $40,000,000 of coverage) covering VP IV, VVIF II, ILS and Pioneer Closed-End Funds and the Trustees and officers generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein;

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Berkshire Hathaway Policy, with a limit of $10,000,000 (in excess of $50,000,000 of coverage) covering the Independent Trustees generally, against liabilities and expenses, with exceptions, arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities, in substantially the form described herein.

Independent Directors Liability Policy

WHEREAS, the Board, including a majority of the Independent Trustees, has determined that the Independent Directors Liability Policy written by Chubb, in the amount of $15,000,000 covering the Independent Trustees commencing on April 1, 2026 and continuing through April 1, 2027 (the “Independent Directors Policy”), is in the best interests of VP IV, VVIF II, ILS and Pioneer Closed-End Funds; and

WHEREAS, management has represented to the Board that the Independent Directors Policy complies with the provisions of Rule 17d-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that the Board of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds, including a majority of the Independent Trustees voting separately, hereby approves the Independent Directors Policy, and the payment of the premium therefor, in substantially the form described herein.

D&O/E&O Joint Insured Agreement

WHEREAS, VP IV, VVIF II, ILS and Pioneer Closed-End Funds jointly participate in the Mutual Fund/Directors and Officers Professional Liability insurance program;

WHEREAS, each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds has entered into a Directors & Officers/Errors & Omissions Joint Insured Agreement in order to meet the conditions of Rule 17d-1(d)(7) under the 1940 Act permitting arrangements regarding liability insurance policies among registered investment companies and their affiliates; and

WHEREAS, the Directors & Officers/Errors & Omissions Joint Insured Agreement has been presented to the Board for consideration;

NOW, THEREFORE, IT IS

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Directors & Officers/Errors & Omissions Joint Insured Agreement in substantially the form described herein.

Fidelity Bond Joint Insured Agreement

WHEREAS, each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds jointly participate in a joint fidelity bond covering, among other things, officers and employees; and

WHEREAS, each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds has entered into a Joint Insured Fidelity Bond Agreement in order to meet the conditions of Rule 17g- 1(f) under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Joint Insured Fidelity Bond Agreement in substantially the form described herein.

Further and Related Actions

RESOLVED, that the appropriate officer(s) of each of VP IV, VVIF II, ILS and Pioneer Closed-End Funds be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of such entity and on its behalf, as they, or any of them, may determine to be necessary or desirable in connection with or in furtherance of the foregoing resolutions.

****

This consent may be executed in counterpart, each of which shall be considered an original, but all of which together shall be considered one and the same instrument, and shall be filed with the minutes of the meetings of the Board and for all purposes shall be deemed action taken at a meeting.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of March 26, 2026.

/s/ Thomas J. Perna	/s/ Benjamin M. Friedman
Thomas J. Perna, Trustee	Benjamin M. Friedman, Trustee
/s/ John E. Baumgardner, Jr.	/s/ Craig C. MacKay
John E. Baumgardner, Jr., Trustee	Craig C. MacKay, Trustee
/s/ David C. Brown	/s/ Lorraine H. Monchak
David C. Brown, Trustee	Lorraine H. Monchak, Trustee
/s/ Fred J. Ricciardi
/s/ Diane Durnin	Fred J. Ricciardi, Trustee
Diane Durnin, Trustee

15935 La Cantera Parkway • San Antonio, TX 78256 • 877-660-4400 • vcm.com

April 9, 2026

VIA EDGAR

Attention: Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Each Registrant listed on Attachment A hereto

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of each of the registrants listed on Attachment A please find: (i) a copy of the Funds’ Joint Registered Management Investment Company Bonds numbered J06874101 and FIB-0959329-01 (the “Bonds”); (ii) a copy of the Joint Insured Bond Agreement; and (iii) a copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Funds (including those who are not “interested persons” of the Funds as defined in the 1940 Act), which authorize the purchase of the Bonds in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.

Premiums have been paid for the Bond period from April 1, 2026 to April 1, 2027, and the Bonds are written for an aggregate $20,000,000 limit of liability. If the Funds were not participants in the Bonds, they would have maintained a single insured bond in the following amounts:

Amount of Single Insured
Bond with Minimum
Coverage Required by
Rule 17g-1
Registrant	(in U.S. dollars)
Victory Pioneer IV	$2,500,000
Victory Variable Insurance Funds II	$900,000
Victory Pioneer ILS Interval Fund	$1,000,000
Pioneer Municipal High Income Opportunities Fund, Inc.	$125,000
Pioneer Floating Rate Fund, Inc.	$250,000
Pioneer High Income Fund, Inc.	$100,000
Pioneer Municipal High Income Advantage Fund, Inc.	$200,000
Pioneer Diversified High Income Fund, Inc.	$250,000
Pioneer Municipal High Income Fund, Inc.	$175,000

Sincerely,

/s/ Christopher J. Kelley Christopher J. Kelley Associate General Counsel

Enclosures

Attachment A
Investment Company Act
Registrant	Registration Number
1.Victory Pioneer IV	811-24019
2.Victory Variable Insurance Funds II	811-24018
3.Victory Pioneer ILS Interval Fund	811-22987
4.Pioneer Municipal High Income Opportunities Fund, Inc.	811-23699
5.Pioneer Floating Rate Fund, Inc.	811-21654
6.Pioneer High Income Fund, Inc.	811-21043
7.Pioneer Municipal High Income Advantage Fund, Inc.	811-21409
8.Pioneer Diversified High Income Fund, Inc.	811-22014
9.Pioneer Municipal High Income Fund, Inc.	811-21321